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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Dougherty, Michael A		CNA Surety Corporation (SUR)
	CNA Plaza	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			February 11, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Chicago, IL 60685 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Sr. Vice President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	CNA Surety Corporation Common Stock													400		D

	CNA Surety Corporation Common Stock		2/11/03				P			300		6.62		300		D

	CNA Surety Corporation Common Stock		2/11/03				P			2,200		6.68		2,200		D

														2,900

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Emp. Stock Option		14.875

	Emp. Stock Option		15.50		3/2/98							4,700

	Emp. Stock Option		15.50		3/2/98							4,700

	Emp. Stock Option		11.0625		3/2/99							5,075	3,384

	Emp. Stock Option		11.0625		3/2/99							5,075

	Emp. Stock Option		11.00		10/11/99							11,000

	Emp. Stock Option		11.50		11/14/00							5,200

	Emp. Stock Option		13.05		3/6/01				A			3,384

	Emp. Stock Option		14.61		11/13/01				A			8,000

	Emp. Stock Option		9.35		11/19/02				A			7,800

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	11/10/00	11/10/07		Common Stock	15,000						D

	(a)	3/2/08		Common Stock	4,700						D

	3/2/99	3/2/08		Common Stock	4,700						D

	(b)	3/2/09		Common Stock	1,691						D

	(c)	3/2/09		Common Stock	5,075						D

	(d)	10/11/09		Common Stock	11,000						D

	(e)	11/14/10		Common Stock	5,200						D

	(f)	3/6/01		Common Stock	3,384						D

	(g)	11/13/11		Common Stock	8,000						D

	(h)	11/19/12		Common Stock	7,800				66,550		D

Explanation of Responses:

(a) Options vest over three years as follows: 1,567 shares on 3/2/99, 1,567 shares on 3/2/00, 1,566 shares on 3/2/01.

(b) Options granted under a long term incentive program with vesting to occur as follows: 1,692 shares on 3/2/00, 1,692 shares on 3/2/01, 1,691 shares on 3/2/02, subject to attainment of certain fiancial performance.

Financial performance not met 3,384 shares forfeited 3/2/01 for shares scheduled to vest 3/2/01 & 3/2/02 replace with supplemental grant 3/6/01.

(c) Options vest over three years as follows: 1,692 shares on 3/2/00, 1,692 shares on 3/2/01, 1,691 shares on 3/2/02.

(d) Options vest over four years as follows: 2,750 shares on 10/11/00, 2,750 shares on 10/11/01, 2,750 shares on 10/11/02, 2,750 shares on 10/11/03.

(e) Options vest over four years as follows: 1,300 shares on 11/14/01, 1,300 shares on 11/14/02, 1,300 shares on 11/14/03, 1,300 shares on 11/14/04.

(f) Options vest over four years as follows: 846 shares on 3/6/02, 846 shares on 3/6/03, 846 shares on 3/6/04, 846 shares on 3/6/05.

(g) Options vest over four years as follows: 2,000 shares on 11/13/02, 2,000 shares on 11/13/03, 2,000 shares on 11/13/04, 2,000 shares on 11/13/05.

(h) Options vest over four years as follows: 1,950 shares on 11/19/03, 1,950 shares on 11/19/04, 1,950 shares on 11/19/05, 1,950 shares on 11/19/06.

E. Tanenhaus attorney in fact for Michael A. Dougherty	11/19/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.